UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            IGEN INTERNATIONAL, INC.
                       ---------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par Value
                       ----------------------------------
                         (Title of Class of Securities)

                                    449536101
                             ----------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                   ------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 1, 1997
                          ----------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 14 Pages
                             Exhibit Index: Page 13

                                                              Page 2 of 14 Pages


                                  SCHEDULE 13D

CUSIP No. 449536101

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  White Rock Capital, Inc.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  790,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            790,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            790,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                    5.21%

14       Type of Reporting Person*

                  CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 14 Pages


                                  SCHEDULE 13D

CUSIP No. 449536101

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  White Rock Capital Management, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  790,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            790,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            790,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                    5.21%

14       Type of Reporting Person*

                  PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 14 Pages


                                  SCHEDULE 13D

CUSIP No. 449536101

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  White Rock Capital Partners, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  90,500
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   90,500
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            90,500

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                    .60%

14       Type of Reporting Person*

                  PN; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 14 Pages


                                  SCHEDULE 13D

CUSIP No. 449536101

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Thomas U. Barton

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Source of Funds*

                  PF; AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  15,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  790,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   15,000
    With
                           10       Shared Dispositive Power
                                            790,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            805,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                            5.31%

14       Type of Reporting Person*

                  IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 14 Pages


                                  SCHEDULE 13D

CUSIP No. 449536101

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Joseph U. Barton

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Source of Funds*

                  PF; AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  5,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  790,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   5,000
    With
                           10       Shared Dispositive Power
                                            790,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            795,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                    5.25%

14       Type of Reporting Person*

                  IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 14 Pages


          This Statement on Schedule 13D relates to shares of Common Stock, $0.001 par value per share (the "Shares"), of IGEN International, Inc. (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined herein) to report recent acquisitions of Shares of the Issuer as a result of which certain of the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding Shares.

Item 1.   Security and Issuer.

          This Statement relates to the Shares. The address of the principal executive offices of the Issuer is 16020 Industrial Drive, Gaithersburg, MD 20877.

Item 2.   Identity and Background.

          This Statement is filed on behalf of White Rock Capital, Inc., a Texas corporation ("White Rock, Inc."), White Rock Capital Management, L.P., a Texas limited partnership ("White Rock Management"), White Rock Capital Partners, L.P., a Texas limited partnership ("White Rock Partners"), Thomas U. Barton and Joseph U. Barton (collectively, the "Reporting Persons").

          This Statement on Schedule 13D relates to Shares that were acquired by White Rock, Inc. and White Rock Management on behalf of certain institutional clients (the "White Rock Clients"). This Statement also relates to Shares held for the accounts of White Rock Partners and Joseph U. Barton, as well as options acquired by Thomas U. Barton.

          The general partner of White Rock Partners is White Rock Capital Management, the general partner of which is White Rock, Inc. Each of White Rock (as defined herein), White Rock Partners, White Rock Management and White Rock, Inc. is engaged in the investment and investment management business. Thomas U. Barton and Joseph U. Barton, both of whom are United States citizens, are the shareholders of White Rock, Inc. The principal occupation of each of Thomas U. Barton and Joseph U. Barton is their position as the general partners of White Rock Capital, L.P., a Texas limited partnership ("White Rock") at White Rock's principal office. The principal business address of each of White Rock, White Rock Partners, White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

          During the past five years, none of the Reporting Persons, and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          White Rock Management expended approximately $2,087,537 of the working capital of the White Rock Clients to purchase the Shares reported herein as being acquired within the last 60 days. White Rock Management expended approximately $1,272,613 of the working capital of White Rock Partners to purchase the Shares reported herein as being acquired within the last 60 days. Thomas U. Barton expended approximately $19,050 of his personal funds to purchase the options reported herein as having been acquired within the last 60 days. Joseph U. Barton expended approximately $59,542 of his personal funds to purchase the Shares reported herein as being acquired within the last 60 days.

                                                              Page 8 of 14 Pages




          The Shares (and securities derivative thereof) held for the accounts of the White Rock Clients, White Rock Partners, Thomas U. Barton and Joseph U. Barton may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.   Purpose of Transaction.

          All of the Shares (and securities derivative thereof) reported herein as having been acquired for or disposed of from the accounts of the White Rock Clients, White Rock Partners, Thomas U. Barton and Joseph U. Barton were acquired or disposed of for investment purposes. Neither the White Rock Clients, the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

          The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, and/or the White Rock Clients, market conditions or other factors.

Item 5.   Interest in Securities of the Issuer.

          (a) (i) Each of White Rock Management and White Rock, Inc. may be deemed the beneficial owner of 790,000 Shares (approximately 5.21% of the total number of Shares outstanding). This number consists of (1) 699,500 Shares held for the accounts of the White Rock Clients and (2) 90,500 Shares held for the account of White Rock Partners.

               (ii) Thomas U. Barton may be deemed the beneficial owner of 805,000 Shares (approximately 5.31% of the total number of Shares outstanding assuming the exercise of all options held for his account). This number consists of (1) 699,500 Shares held for the accounts of of the White Rock Clients, (2) 90,500 Shares held for the account of White Rock Partners and (3) 15,000 Shares issuable upon exercise by Thomas U. Barton of the options currently held for his account.

               (iii)Joseph U. Barton may be deemed the beneficial owner of 795,000 Shares (approximately 5.25% of the total number of Shares outstanding). This number consists of (1) 699,500 Shares held for the account of the White Rock Clients, (2) 90,500 Shares held for the account of White Rock Partners and
(3) 5,000 Shares held for his account.

               (iv) White Rock Partners may be deemed the beneficial owner of the 90,500 Shares held for its account (approximately .60% of the total number of Shares outstanding).

          (b) (i) Each of White Rock Management (pursuant to the White Rock Contract), White Rock, Inc. (as the general partner of White Rock Management),

                                                              Page 9 of 14 Pages


Thomas U. Barton (as a shareholder of White Rock, Inc.) and Joseph U. Barton (as a shareholder of White Rock, Inc.) is currently vested with shared power to direct the voting and disposition of the 699,500 Shares held for the accounts of the White Rock Clients.

               (ii) Each of White Rock Management (as the general partner of White Rock Partners), White Rock, Inc. (as the general partner of White Rock Management), Thomas U. Barton (as a shareholder of White Rock, Inc.) and Joseph
U. Barton (as a shareholder of White Rock, Inc.) may be deemed to have shared power to direct the voting and disposition of the 90,500 Shares held for the account of White Rock Partners.

               (iii)Thomas U. Barton has the sole power to direct the voting and disposition of the 15,000 Shares issuable upon exercise by Thomas U. Barton of the options currently held for his account.

               (iv) Joseph U. Barton has the sole power to direct the voting and disposition of the 5,000 Shares held for his account.

               (v) White Rock Partners has the sole power to direct the voting and disposition of the 90,500 Shares held for its account.

          (c) Except for the transactions disclosed on Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since October 12, 1997 (60 days prior to the date hereof) by any of the Reporting Persons or the White Rock Clients.

          (d) (i) The shareholders or partners of each of the White Rock Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by the respective White Rock Client in accordance with their partnership or ownership interests in the respective White Rock Client.

               (ii) Thomas U. Barton has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares issuable upon exercise by Thomas U. Barton of the Barton Options currently held for his account.

               (iii)Joseph U. Barton has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for his account.

               (iv) The partners of White Rock Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Partners in accordance with their partnership interests in White Rock Partners.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

          From time to time, each of the Reporting Persons and/or the White Rock Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable laws, each of such persons or entities may borrow

                                                             Page 10 of 14 Pages


the  Shares  for  the  purpose  of  effecting,   and  may  effect,   short  sale
transactions, and may purchase securities for the purpose of closing out short positions in such securities.

          Except as set forth herein, the Reporting Persons and/or the White Rock Clients do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.


Item 7.   Material to be Filed as Exhibits.

          Joint Filing Agreement dated December 11, 1997 by and among White Rock Partners, White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph
U. Barton.

                                                             Page 11 of 14 Pages


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 11, 1997           WHITE ROCK CAPITAL PARTNERS, L.P.

                                   By:  White Rock Capital Management, L.P.
                                        Its General Partner

                                        By:  White Rock Capital, Inc.
                                             Its General Partner

                                             By:  /S/ THOMAS U. BARTON
                                                  -----------------------------
                                                  Thomas U. Barton
                                                  President


                                   WHITE ROCK CAPITAL MANAGEMENT. L.P.

                                   By:  White Rock Capital Inc.
                                        Its General Partner

                                        By:  /S/ THOMAS U. BARTON
                                             ----------------------------------
                                             Thomas U. Barton
                                             President


                                   WHITE ROCK CAPITAL, INC.

                                   By:  /S/ THOMAS U. BARTON
                                        ---------------------------------------
                                        Thomas U. Barton
                                        President


                                   /S/ THOMAS U. BARTON
                                   --------------------------------------------
                                   Thomas U. Barton


                                   /S/ JOSEPH U. BARTON
                                   --------------------------------------------
                                   Joseph U. Barton



                                                                                                     Page 12 of 14 Pages


                                                         ANNEX A

                                       RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                                IGEN INTERNATIONAL, INC.

                                                                                  Number of
                                                                                   Shares/
                                       Date of              Nature of              Option               Price Per
For the Account of                   Transaction           Transaction            Contracts            Share/Option
------------------                   -----------           -----------            ---------            ------------

The White Rock                        10/16/97                 BUY                  8,000                 13.481
Clients/1/                            10/28/97                 BUY                 10,000                 11.705
                                      11/04//97                BUY                 27,000                 12.518
                                      11/14/97                 BUY                 19,000                 13.368
                                      11/17/97                 BUY                  1,000                 13.310
                                      11/21/97                 BUY                 15,000                 14.767
                                      11/26/97                 BUY                  5,000                 13.911
                                      11/28/97                 BUY                 10,000                 14.330
                                      12/01/97                 BUY                 30,000                 13.999
                                      12/03/97                 BUY                 20,000                 13.311
                                      12/05/97                 BUY                 10,000                 13.677

White Rock Partners                   10/20/97                 BUY                 37,500                 14.182
                                      10/21/97                 BUY                 12,500                 14.265
                                      11/04/97                 BUY                  6,000                 12.518
                                      11/14/97                 BUY                  4,000                 13.368
                                      11/18/97                 BUY                  2,000                 14.185
                                      11/21/97                 BUY                 10,000                 14.768
                                      12/01/97                 BUY                 15,000                 13.999
                                      12/05/97                 BUY                  3,500                 13.677

Joseph Barton                         10/20/97                 BUY                  1,500                 14.378
                                      10/28/97                 SELL                 2,000                 10.850
                                      10/28/97                 SELL                 1,500                 10.850

Tom Barton                            10/29/97                 BUY                   150                  127.00
                                                                                                      (call options)



-------------------------
/1/  Transactions effected at the direction of White Rock Management.


                                                             Page 13 of 14 Pages



                                  EXHIBIT INDEX

                                                                       Page No.
                                                                       --------

A.             Joint Filing  Agreement dated December 11, 1997 by
               and among White Rock Capital Partners, L.P., White
               Rock Capital Management, L.P., White Rock Capital,
               Inc.,    Thomas   U.    Barton   and   Joseph   U.
               Barton.....................................................14